

June 8, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Constellium N.V.
Mr. Didier Fontaine , Chief Financial Officer
Tupolevlaan 41-61
1119 NW Schiphol-Rijk
The Netherlands

      Re: **Constellium N.V.**
              Form 20-F for the Fiscal Year Ended December 31, 2015
              Filed April 18, 2016
              Form 6-K filed May 12, 2016
              File No. 1-35931

Dear Mr. Fontaine:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

<u>Form 6-K Filed May 12, 2016</u>

<u>Exhibit 99.1</u>

1. During January 2016, you agreed to amend certain terms in a sales contract with one of your major customers, including an improvement in the contract terms for establishing the timing of the measurement of the Mid-West Transaction Price component of the sales prices and eliminating the customer's early payment discount, among many other changes. These amended terms took effect from January 1, 2016 and resulted in a new obligation for you to pay the customer €20 million, which was recorded as a reduction to net sales in the period ended March 31, 2016. Please further clarify in your disclosures how the amended terms of this sales contract led to you being obligated to pay your customer €20 million.

<u>Form 20-F for the Year Ended December 31, 2015</u>

<u>Financial Statements</u>

Notes to the Financial Statements

Note 13 – Intangible Assets (Including Goodwill), page F-35

2. After identifying certain triggering events related to the Muscle Shoals cash-generating unit, you recorded a €400 million impairment charge related to the intangible assets (excluding goodwill) and property, plant and equipment of this cash-generating unit during the year ended December 31, 2015. Goodwill is allocated and monitored at the operating segments level which represent groups of cash-generating units and the Muscle Shoals cash-generating unit appears to be part of the Packaging and Automotive Rolled Products operating segment. Based on your disclosures on page F-35, you determined that no goodwill impairment charge needed to be recorded for this operating segment as of December 31, 2015. Please help us better understand how you performed your goodwill impairment test related to the Packaging and Automotive Rolled Products operating segment and correspondingly how you made the determination that no goodwill impairment charge needed to recorded. Please address the following as part of your response:

   • Please identify the cash-generating units included in the Packaging and Automotive Rolled Products operating segment. Your disclosures on page F-11 indicate that cash-generating units generally correspond to an industrial site;

   • We note that the Muscle Shoals cash-generating unit originated as part of the Wise Entities acquisition in January 2015. Please tell us how you determined goodwill should be allocated related to this acquisition pursuant to IAS 36.80, including what consideration was given to whether goodwill should be allocated to a particular cash-generating unit or groups of units;

   • It appears that you have determined your recoverable amount to be the fair value less costs of disposal amount for the Packaging and Automotive Rolled Products operating segment rather than the value-in-use amount pursuant to IAS 36. Please clearly disclose this and correspondingly provide all of the disclosures required by IAS 36.134(e). In arriving at the fair value less costs of disposal, please tell us how you determined it was appropriate to use expected future cash flows projected over a ten-year period as well as to reflect the significant expected capital expenditures related to your investment in being able to produce Body-in-White sheet and the corresponding expected returns. In this regard, we note that your disclosures on page F-11 indicate that your value-in-use calculations use cash flow projections based on financial budgets approved by management and cover usually a five-year period; and

   • Please help us better understand how you determined that you should use the value-in-use method for purposes of arriving at the recoverable amount of the Muscle Shoals cash-generating unit versus using the fair value less costs of disposal method for purposes of arriving at the recoverable amount of the Packaging and Automotive Rolled Products operating segment pursuant to IAS 36. Your disclosures on page 37 indicate that the Muscle Shoals factory is currently focused on can stock but is expected to be capable of producing high-quality Body-in-White sheet after making significant investments. Please address what impact both the current and future expected use of the Muscle Shoals factory had on your impairment tests of both the Muscle Shoals cash generating unit and the Packaging and Automotive Rolled Products operating segment.

3. We note that you provide a sensitivity analysis related to the assumptions used in arriving at the recoverable value of the Packaging and Automotive Rolled Products operating segment as well as disclose the values assigned to these assumptions. Please also provide the amount by which the recoverable amount exceeds the carrying amount related to this operating segment pursuant to IAS 36.134(f).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Nudrat Salik, Staff Accountant, at (202) 551- 3692 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Ronne, Staff Attorney, at (202) 551-6156 or, in his absence Craig Slivka, Special Counsel, at (202) 551-3729 with legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction